Peoples Bancorp Inc.

138 Putnam Street

P.O. Box 738

Marietta, Ohio 45750-0738

January 6, 2023

VIA EDGAR

Robert Arzonetti

The Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	Peoples Bancorp Inc.

Registration Statement on Form S-4, As Amended on January 6, 2023

File No. 333-268728

Dear Mr. Arzonetti:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Peoples Bancorp Inc., an Ohio corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 9:00 a.m., Eastern time, on January 10, 2023, or as soon thereafter as practicable.

Please contact David Lavan, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (202) 372-9122 with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Lavan when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

Peoples Bancorp Inc.

By:	/s/ M. Ryan Kirkham
Name:	M. Ryan Kirkham
Title:	Executive Vice President, General Counsel